Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

(Commission File No. 001-33392)

INTERVIEW

ICE’s CEO says has fielded calls about selling Euronext

Reuters News

By Christine Stebbins

28 January 2013

*	Appears to rule out Euronext sale, makes case for spinoff
*	Euronext sale possible at right price, sources have said

MIAMI BEACH, Fla., Jan 28 (Reuters)—IntercontinentalExchange, Inc. has received inquiries from rivals interested in buying NYSE Euronext’s European stock exchanges once ICE completes its planned purchase of the New York-based exchange operator, ICE’s chief executive said on Monday.

Jeff Sprecher, whose $8.2 billion deal to buy the Big Board parent took markets by surprise in late 2012, said he is not considering any offers.

“We have received calls from other exchanges,” Sprecher told Reuters in an interview on the sidelines of the Commodity Markets Council’s annual meeting of exchange leaders and their customers. “It’s not ICE’s business to sell. We only have an agreement to buy it, but it’s subject to a lot of approvals and shareholder votes. It’s not a done deal so it’s not even my position that I could even entertain those type of conversations.”

He did not say which exchanges had made inquiries.

Three sources close to ICE told Reuters earlier in January the Atlanta-based exchange operator would consider a sale of Euronext for the right price.

The NYSE unit includes the Paris, Amsterdam, Brussels and Lisbon stock exchanges.

On Monday, Sprecher appeared to disavow such a move, reiterating the company’s plan to turn the Euronext into an independently governed entity.

The idea of separating the European stock-exchange unit from the merged ICE-NYSE business was put forward in order to help win approval for the deal from regulators, who have tripped up prior attempts at mega-mergers in the exchange world.

Last year, the Justice Department blocked an $11 billion joint hostile bid by ICE and Nasdaq OMX Group on concerns that the tie-up would dominate U.S. stock listings. A rival $9.3 billion bid by Deutsche Boerse AG ran afoul of European regulators.

An ICE regulatory filing on Monday underscored the importance of avoiding such an outcome, noting that the draft merger agreement proposed a “hell-or-high-water” obligation to obtain regulatory approval and that termination fees be available to NYSE if ICE failed to consummate the deal.

The offer to spin Euronext off as a stand-alone company was seen as a way to help convince European regulators that the deal between the two U.S. exchange operators would not affect market interests in Europe.

“I don’t think ICE or me as an American should make the determination who the better partner should be” for Euronext, Sprecher said. “I think it’s better that we give Euronext an independent valuation and board and governance and let European interest decide how best to organize in Europe.”

Duncan Niederauer, NYSE’s CEO, has also ruled out a sale.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as described in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed by ICE with the SEC, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10?K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10?K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S?4, which includes a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.